EXHIBIT 4.1

CAPITAL PLAN

of the

Federal Home Loan Bank of Seattle

Adopted March 5, 2002, as amended on November 22, 2002,

December 8, 2004, March 9, 2005, June 8, 2005, and October 11, 2006

TABLE OF CONTENTS

Section I. Definitions	1

Section II. Stock Investment	4

A. General	4

B. Required Amount	4

C. Periodic Review	7

D. Amendments to the Capital Plan	8

E. Member Compliance	8

Section III. Transition	9

Manner of Conversion/Exchange	9

Section IV. Classes of Stock	10

A. General	10

B. Rights, Terms and Preferences	10

C. Exchange of Ownership	16

Section I. Definitions

As used herein, the following terms shall have the following meanings (terms defined in the singular to have the same meaning when used in the plural and vice versa):

1.	“Activity-Based Member Stock Purchase Requirement” means Stock that a Member must acquire, hold or utilize as a condition of transacting business with the Bank, the aggregate amount of which is a function of the volume of the particular products or services provided to that Member by the Bank.

2.	“Advance” has the same meaning as set forth in 12 C.F.R. 900.2.

3.	“Bank” means the Federal Home Loan Bank of Seattle.

4.	“Bank Act” means the Federal Home Loan Bank Act (12 U.S.C 1421, et seq.), as amended from time to time.

5.	“Board of Directors” means the Board of Directors of the Bank.

6.	“Business Day” means any day on which the Bank is open to conduct business.

7.	“Capital Plan” means this capital plan, as amended, supplemented, or modified from time to time.

8.	“Class A Stock” means Stock issued by the Bank that has a par value of one hundred dollars ($100) per share and is redeemable at par for cash on six (6) months written notice to the Bank, consistent with Finance Board regulations.

9.	“Class B Stock” means Stock issued by the Bank that has a par value of one hundred dollars ($100) per share and is redeemable at par for cash on five (5) years written notice to the Bank, consistent with Finance Board regulations.

10.	“Conversion Date” means the date upon which Current Stock is converted into the new Class B Stock.

11.	“Current Stock” means all stock outstanding on the close of business on the last Business Day prior to the Conversion Date.

12.	“Excess Stock” means the Stock held by a Holder that is in excess of that Holder’s current Total Stock Purchase Requirement.

13.	“Excess Stock Pool” means the aggregate amount of Excess Stock held by all Holders.

14.	“Finance Board” means the Federal Housing Finance Board.

15.	“GAAP” means Generally Accepted Accounting Principles in the United States.

16.	“Holder” means a Member or a successor to a former Member that owns Stock.

17.	“Home Mortgage Loan” means:

a.	A loan, whether or not fully amortizing, or an interest in such a loan, which is secured by a mortgage, a deed of trust, or other security agreement that creates a lien on one of the following interests in property:

i.	One-to-four family property or multi-family property, in fee simple;

ii.	A leasehold on one-to-four family property or multi-family property under a lease of not less than 99 years that is renewable, or under a lease having a period of not less than 50 years to run from the date the mortgage was executed; or

b.	A mortgage pass-through security that represents an undivided ownership interest in:

i.	Long-term loans, provided that at the time of issuance of the security, all of the loans satisfy the requirements set forth in Section I(17)(a) hereof; or

ii.	A security that represents an undivided ownership interest in long-term loans, provided that, at the time of issuance of the security, all of the loans satisfy the requirements set forth in Section I(17)(a) hereof.

18.	“Member” means an institution that has been approved for Membership, that has purchased Stock in the Bank and continues to be entitled to Membership.

19.	“Member Advance Stock Purchase Requirement” means a specific Activity-Based Member Stock Purchase Requirement where the activity is the outstanding principal balance of one or more Advances made by the Bank to the Member.

20.	“Member MPP Stock Purchase Requirement” means a specific Activity-Based Member Stock Purchase Requirement where the activity is the outstanding principal balance of one or more loans sold to the Bank by the Member pursuant to the Bank’s Mortgage Purchase Program.

21.	“Membership” means all of the rights, privileges and obligations associated with being a Member of the Bank.

22.	“Membership Stock Purchase Requirement” means Stock that must be purchased and held as a condition of Membership in the Bank, as set forth in Section II (B)(1)(b) hereof.

23.	“Mortgage Purchase Program” or “MPP” means the program established by the Bank pursuant to 12 C.F.R. 955 for the purchase of loans from its Members.

24.	“Redemption Cancellation Fee” means the fee imposed by the Bank upon a Holder that has given the Bank notice of its intent to redeem Stock and that subsequently revokes or cancels such redemption request.

25.	“Regulations” means the regulations of the Finance Board found at 12 C.F.R. Chapter IX – Federal Housing Finance Board, as amended from time to time.

26.	“Stock” means Class A Stock and/or Class B Stock as defined in the Bank Act, and as further defined by the Regulations.

27.	“Total Stock Purchase Requirement” means the amount of Stock that a Holder is required to hold or utilize pursuant to Section II (B)(1)(a) hereof.

Section II. Stock Investment

A.	General.

Adequate capitalization is required in order to: (a) provide for the safe and sound operation of the Bank; (b) permit prudent leveraging into products and services of benefit to Members; (c) provide appropriate risk-adjusted Member dividend returns; (d) protect the Bank’s creditors against potential loss; (e) generate earnings sufficient to meet the Bank’s various community support and public purpose obligations; and (f) comply with statutory and regulatory capital requirements as established by federal law and the Finance Board. The need for capital is a function of the volumes of and risks inherent in the products and services provided by the Bank to its Members. Therefore, the capital stock of the Bank should be contributed by its Members in general proportion to the distribution of such products and services to its Members. Accordingly, this Capital Plan requires Members to establish and maintain certain capital stock investments in the Bank.

B.	Required Amount.

1.	Stock Purchase Requirements.

a.	Total Stock Purchase Requirement. The amount of Stock that each Member or successor to a former Member is required to hold or utilize shall at all times equal the greater of:

i.	The Membership Stock Purchase Requirement; or

ii.	The sum of the Member MPP Stock Purchase Requirement and the Member Advance Stock Purchase Requirement.

b.

Membership Stock Purchase Requirement. A Member’s Membership Stock Purchase Requirement shall be equal to the greater of five hundred dollars ($500), or one-half of one percent (0.5%) of the Member’s Home Mortgage Loans, as of the most recent calendar year-end. Only Class B Stock may be utilized to meet the Membership Stock Purchase Requirement. The Bank will calculate the Membership Stock Purchase Requirement annually by April 30 of each year based on Member’s Home Mortgage Loans as of the most recent calendar year-end. The Bank may, for a bona fide business purpose, recalculate a Member’s Membership Stock Purchase Requirement between annual calculations, based on the Member’s most current Home Mortgage Loans. The Board of Directors may change the above percentage within a range of not less than one-half of one percent (0.5%) or not greater than one percent (1.0%). Any such increase or decrease in the Membership Stock Purchase Requirement will be applied at the implementation date of the change to all Home Mortgage Loan balances of each Member. The Membership Stock Purchase Requirement of a successor to a former Member shall be equal to that of the former Member on the day before the liquidation, merger, or consolidation of the Member until the next annual calculation of the Membership Stock Purchase Requirement. On that date, the Membership Stock Purchase Requirement of the successor to the former Member shall be reduced to $0. In the event that a Member provides the Bank with written notice of its intent to withdraw from Membership, the Membership Stock Purchase Requirement for said Member shall not be increased during the pendency of said notice.

c.	Member MPP Stock Purchase Requirement. The Member MPP Stock Purchase Requirement shall be equal to five percent (5.0%) of the outstanding principal balance of loans sold by the Member to the Bank pursuant to the Bank’s Mortgage Purchase Program. The Board of Directors may change the above percentage within a range of not less than zero percent (0.0%) or not greater than six percent (6.0%). Only Class B Stock may be utilized to meet the Member MPP Stock Purchase Requirement. Any such change in the Member MPP Stock Purchase Requirement will be applied from the implementation date of the change to all new loans purchased by the Bank under its Mortgage Purchase Program. The requirements of this Section II(B)(1)(c) shall apply to a successor to a former Member that acquires the duties and obligations of the former Member with respect to any Mortgage Purchase Program loans sold by the former Member to the Bank.

d.	Member Advance Stock Purchase Requirement.

i.

The Member Advance Stock Purchase Requirement shall be equal to four percent (4.0%) of the outstanding principal balance of Advances extended from the Bank to a Member. The Board of Directors may change the above percentage within a range of not less than two and one-half percent (2.5%) or not greater than four and one-half percent (4.5%). Any such change in the Member Advance Stock Purchase Requirement will be applied from the implementation date of the change in the requirement to all new and renewed Advances. At its option, the Bank may issue either Class A Stock or Class B Stock in satisfaction of this requirement, as determined by the Board of Directors. Said determination shall be made periodically and applied consistently to all Members. The Bank may issue Class A Stock only to satisfy the Member Advance Stock Purchase Requirement for a new Advance, or for the renewal of an existing Advance initially capitalized by the Excess Stock Pool, and only to a Member that has no excess Class B Stock available to capitalize the new or renewing Advance. The requirements of this Section II(B)(1)(d) shall apply to a successor to a former Member that is allowed by the Bank to retain Advances acquired from a former Member.

ii.	Notwithstanding any other provision in this Capital Plan, a Member may utilize Stock from the Excess Stock Pool to satisfy its Member Advance Stock Purchase Requirement if all of the following conditions are met:

(a)	The Member owns no other Stock that can be used to capitalize a new Advance or the renewal of an existing Advance to satisfy the Member Advance Stock Purchase Requirement.

(b)	The Member is requesting a new Advance or the renewal of an existing Advance, and the maturity does not exceed one year.

(c)	The Member would utilize no more than twenty five percent (25%) of the total amount of the Excess Stock Pool, measured on the date the Advance is received by the Member.

(d)	The Member’s aggregate outstanding Advances (whether or not capitalized with Stock from the Excess Stock Pool) would not be greater than $11 billion, measured on the date the Advance is received by the Member.

(e)	The aggregate amount of all Stock from the Excess Stock Pool being utilized to capitalize Advances would not exceed fifty percent (50%) of the Excess Stock Pool, measured on the date the Advance is received by the Member.

iii.

Authority to use Stock from the Excess Stock Pool shall expire on October 1, 2008, unless the Board of Directors, subject to Finance Board approval, approves an extension of the expiration date. However, Advances utilizing Stock from the Excess Stock Pool received by the Member prior to the expiration of the Excess Stock Pool may continue to be capitalized utilizing Stock from the Excess Stock Pool until the maturity date of said Advances. An Advance acquired by a successor to a former Member which was capitalized with Stock from the Excess Stock Pool can continue to be capitalized by Stock in the Excess Stock Pool until the maturity of the Advance.

iv.	The Bank reserves the right to suspend, at any time, the use of the Excess Stock Pool.

e.	Recalculation of Stock Purchase Requirements. The Member Advance Stock Purchase Requirement and the Member MPP Stock Purchase Requirement will be recalculated whenever any activity occurs that results in a change in the outstanding principal balances of either Advances or MPP loans.

f.	Notice of Change in Stock Purchase Requirements. In the event the Board of Directors changes the Member Advance Stock Purchase Requirement, the Member MPP Stock Purchase Requirement, or the Membership Stock Purchase Requirement, in accordance with the provisions set forth above, the Bank shall provide its Members with prior written notice of any such change.

2.	Excess Stock. Subject to the right of the Bank to repurchase Stock pursuant to Sections IV(B)(6) and IV(B)(7) hereof, a Member or a successor to a former Member may hold Stock in excess of its Total Stock Purchase Requirement.

C.	Periodic Review.

To maintain prudent capitalization and ongoing compliance with Finance Board regulations, the Board of Directors shall review the Bank’s Capital Plan at least annually to determine whether adjustments are required with respect to one or more of the following:

1.	The specific Stock purchase requirement percentages, and/or the types of loans and activities, to which such requirements shall apply.

2.	The exercise by the Bank of its discretion to repurchase Excess Stock.

3.	Any increases or decreases to the Redemption Cancellation Fees.

4.	The introduction of any new class or subclass of capital stock.

D.	Amendments to the Capital Plan.

Any modifications to this Capital Plan shall require an amendment to the Capital Plan by the Board of Directors and approval from the Finance Board.

E.	Member Compliance.

Each Member is required to comply with any changes in, or adjustments or amendments to this Capital Plan, including without limitation any change, adjustment or amendment that may increase a Member’s Total Stock Purchase Requirement, within 10 Business Days after notice of such adjustment, change or amendment has been mailed by the Bank to such Member. In order to effectuate the purchase of additional Stock by a Member that may be required due to any such change, adjustment or amendment, the Bank may at any time following 10 Business Days after the mailing of the notice of the purchase requirement by the Bank to such Member, issue Stock in the name of such Member and withdraw appropriate payment from the Member’s demand deposit account held with the Bank. In addition, in the event any Member fails to comply with any requirement of this Capital Plan, the Member’s access to products and services of the Bank shall be suspended until such requirement is met, and such failure to comply may lead to involuntary termination of the Member’s Membership.

Section III. Transition

Manner of Conversion/Exchange.

The following steps which constitute the Bank’s Plan of Recapitalization for purposes of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended, shall be taken in order to implement the amendment of this Capital Plan effective on the Conversion Date:

1.	Establish Dates. Following Finance Board approval of the amendment to this Capital Plan, the Bank will establish the Conversion Date, and notify all Holders of the Conversion Date. Holders shall be notified by the Bank of the Conversion Date no later than 5 days prior to the Conversion Date.

2.	Conversion of Current Stock to Class B Stock. On the Conversion Date, all of the outstanding Current Stock of the Bank shall be converted automatically to Class B Stock of equal par value without any action on the part of the Holders. The Bank will reflect the conversion by appropriate book entries.

3.	Members in the Process of Withdrawing from Membership. Any Member that has filed its written notice to withdraw from Membership with the Bank prior to the Conversion Date shall have its Current Stock converted to Class B Stock in accordance with this Capital Plan, and the effective date of withdrawal established pursuant to 12 C.F.R. 925.26 shall remain unchanged.

Section IV. Classes of Stock

A.	General.

Except when issued as dividends to Holders in accordance with Section IV(B)(4), Stock shall be issued only to Members and may be held only by Members and their transferees in accordance with Section IV(B)(9), and is tradable only between the Bank and its Members. Stock shall be issued by the Bank in accordance with 12 C.F.R. 931.2 of the Regulations.

B.	Rights, Terms and Preferences.

Terms and Preferences. The terms and preferential rights of stockholders are as follows:

1.	Ownership. The retained earnings, surplus, undivided profits, and equity reserves, if any, of the Bank are owned by the Holders of Class B Stock proportionate to the total par value of any outstanding shares of Class B Stock; provided, however, that Holders have no right to receive any portion of these items except through the declaration of a dividend by the Board of Directors or through liquidation of the Bank.

2.	Dividends. At the discretion of the Board of Directors and subject to the terms and conditions set forth herein and in the Bank Act or the Regulations, dividends may from time to time (quarterly or otherwise) be declared and paid on Class A Stock and Class B Stock. Stock dividends are non-cumulative with respect to payment obligation. Any dividend on Class A Stock shall be paid equally on all Class A Stock and any dividend on Class B Stock shall be paid equally on all Class B Stock. Dividends shall be paid to a Holder based on the average number of shares of Stock actually owned by the Holder during the period for which the dividend has been declared. In no event will the Board of Directors declare or pay any dividend on its Class A Stock or Class B Stock if after doing so it would fail to meet any of its minimum capital requirements or if the Board of Directors determines in its discretion that to do so would create a safety and soundness issue for the Bank. No dividend shall be declared or paid except out of previously retained earnings or current net earnings, as determined in accordance with GAAP, and in accordance with the requirements set forth in the Bank Act or the Regulations. For purposes of this Section IV(B)(2), net earnings shall equal net income under GAAP, plus or minus any adjustments as authorized or required by the Finance Board.

3.	Dividend Rate. The dividend rate shall be determined by the Board of Directors in its discretion at such time as a dividend is declared. The dividend rate that is declared on Class A Stock may differ from the dividend rate declared on Class B Stock.

4.	Form of Payment. Holders of Class A Stock shall receive dividend payments with respect to such Class A Stock in the form of cash or Class A Stock. Holders of Class B Stock shall receive dividend payments with respect to such Class B Stock in the form of cash or Class B Stock. The Board of Directors shall determine the form of payment of dividends on Stock. All dividend payments, with respect to such class of Stock, shall be pro rata as to both amount and character.

5.	Rights of Holders in the Event of Liquidation, Merger or Consolidation of the Bank. Subject to applicable law and Regulations, which could modify, restrict or eliminate any rights set forth in this Section, in the event of liquidation, merger or other consolidation of the Bank, the Holders of Class A Stock and Class B Stock shall be entitled to receive the par value of their Class A Stock and Class B Stock plus any declared but unpaid dividends on a pari passu basis, provided that payment obligations to the Bank’s creditors have been fully satisfied. The Holders of Class B Stock shall thereafter be entitled to receive the retained earnings, surplus, undivided profits and equity reserves, if any, provided that payment obligations to the Bank’s creditors have been fully satisfied.

6.	Repurchase at Discretion of Bank.

a.	Subject to the provisions of 12 C.F.R. 931.8(a), the Bank may elect to repurchase at any time and at par, Excess Stock; provided, however, that the Bank must give five (5) Business Days prior written notice of any such repurchase by the Bank. Said notice shall specify the class of Stock and the number of shares to be repurchased. In no event will the Bank make any such repurchase if such repurchase would cause the Bank to fail any minimum capital requirement set forth in applicable law or Regulations or cause the seller to fail to satisfy its Total Stock Purchase Requirement. The Bank will not repurchase any Excess Stock which is Class B Stock unless the Holder has no Class A Stock outstanding that could be repurchased as Excess Stock.

b.

A Holder who receives written notice from the Bank of the Bank’s intention to repurchase the Holder’s shares of Excess Stock shall be permitted to specify by written notice to the Bank, delivered at least one (1) Business Day prior to the date on which the repurchase is to be finalized, the particular shares that are the subject of the repurchase. Such notice shall identify the particular shares that are subject to repurchase by reference to the number and class of Stock, and specifying the date and manner in which such shares were acquired (i.e. whether by purchase at par value or as a stock distribution or dividend from the Bank). If a Holder fails to timely deliver written notice to the Bank identifying the shares to be repurchased, the shares of the Holder’s Stock subject to repurchase within a particular class shall be determined using a first-acquired, first-repurchased method of identification.

7.	Redemption at Member Request.

a.	Subject to the restrictions set forth below and in 12 CFR 931.8(a), Class A Stock shares are redeemable for cash at par value at the request of the Holder following six (6) months prior written notice to the Bank of such redemption request and Class B Stock shares are redeemable for cash at par value at the request of the Holder following five (5) years prior written notice to the Bank of such redemption request; provided, however, that a Holder shall not have more than one notice of redemption outstanding at one time with respect to the same shares of Stock. The applicable notice period shall begin on the date that written notice of the redemption request is received by the Bank. In accordance with Section IV(B)(6) and prior to the expiration of the applicable redemption period, the Bank has the right in its sole discretion, but not the obligation, upon five (5) Business Days prior written notice to the Holder, to repurchase at par, any or all of the shares of Excess Stock for which a Holder has provided a redemption notification unless a shorter notice period is agreed to in writing by the affected Holder. The Bank may suspend redemption of Stock by a Holder if the Bank reasonably believes that the continued redemption of Stock would cause the Bank to fail to meet its minimum capital requirements as set forth in applicable law or Regulations, would prevent the Bank from maintaining adequate capital against a potential risk that may not be adequately reflected in its minimum capital requirements, or would otherwise prevent the Bank from operating in a safe and sound manner. In the event the Bank suspends a redemption of Stock, the following provisions shall apply:

i.	The Bank will notify the Finance Board in writing within two (2) Business Days of the date of the decision to suspend the redemption of Stock, informing the Finance Board of the reasons for the suspension and of the strategies and time frames for addressing the conditions that led to the suspension.

ii.	The Finance Board may require the Bank to re-institute the redemption of a Holder’s Stock.

iii.	The Bank will not repurchase any Stock without the written permission of the Finance Board during any period in which the Bank has suspended redemption of Stock under this Section.

iv.	The Bank will not charge a Redemption Cancellation Fee if Stock is not redeemed due to the suspension of Stock redemptions under this Section.

b.	A Holder who provides written notice to the Bank of its intention to redeem Stock pursuant to this Section shall identify in that written notice the particular shares that are the subject of that redemption request by reference to the class of Stock, the number of shares in that class, the date acquired, and the manner in which the shares subject to notice were acquired (i.e. whether by purchase at par value or as a stock distribution or dividend by the Bank). Failure to identify the class of Stock and number of shares in that class to be redeemed shall render the notice invalid. If a Holder fails to identify the specific shares to be redeemed by reference to the date and manner in which the shares were acquired, the shares of the Holder’s Stock subject to redemption within a particular class shall be determined using a first-acquired, first-redeemed method of identification.

c.	The Stock of a Holder will not be redeemed if such redemption would cause the Holder to fail to satisfy its Total Stock Purchase Requirement. In the event that a redemption would cause a Holder to fail to satisfy its Total Stock Purchase Requirement on the redemption date, such portion of the request that causes the Holder to fail its Total Stock Purchase Requirement will be cancelled by the Bank five (5) Business Days following the expiration of such redemption period, and the Redemption Cancellation Fee will apply to the cancelled portion of the request.

d.

A Holder that previously had notified the Bank in writing of its intent to redeem some or all of its Stock, and that subsequently decides to cancel its redemption request before the completion of the applicable notification period, shall do so by providing written notice to the Bank of its intent to cancel its redemption. Said notice shall include a copy of the redemption request and shall specify the particular shares that are subject to the notice to cancel the redemption request by reference to the class of Stock, the number of shares in that class, and if applicable, the date acquired, and the manner in which the shares subject to the notice were acquired. Failure to identify accurately the shares of Stock that are subject to the notice to cancel the redemption request shall render such notice invalid. If a Holder cancels a redemption request, the Bank shall impose a Redemption Cancellation Fee equal to the applicable amount shown in the following table; provided, however, that the Board of Directors may waive the imposition of such fee if it has a bona fide business purpose for doing so and the waiver is consistent with Section 7(j) of the Bank Act. If a Redemption Cancellation Fee is imposed by the Bank, the Bank shall notify the Holder of the amount of the fee that is imposed.

Cancellation of Redemption Request Occurs During:	Maximum Cancellation Fee

Year 1	20% of dividends received during the time the request was outstanding

Year 2	Year 1 fee plus 40% of the dividends received during the second year the request was outstanding

Year 3	Year 2 fee plus 60% of the dividends received during the third year the request was outstanding

Year 4	Year 3 fee plus 80% of the dividends received during the fourth year the request was outstanding

Year 5	Year 4 fee plus 100% of the dividends received during the fifth year the request was outstanding

e.	In the event the Bank does impose such a Redemption Cancellation Fee, the Holder, within ten (10) business days from the date of mailing by the Bank to the Holder of written notice that sets forth the amount of the fee, may provide written notice of its intent to revoke the cancellation and to proceed with the redemption of the Stock subject to the redemption request in accordance with the original redemption timetable, in which event no Redemption Cancellation Fee shall be imposed.

f.

The Bank may retain the proceeds of redemption by a Holder of Stock as additional collateral if the Bank reasonably determines that there is an existing or anticipated collateral deficiency related to any obligations owed by the Holder to the Bank and the Holder has failed to deliver additional collateral to resolve the existing or anticipated collateral deficiency to the Bank’s satisfaction, until all such obligations have been satisfied or the anticipated deficiency is resolved to the Bank’s satisfaction.

8.	Voting Rights. Holders will have the right to vote their Stock in elections of the Bank’s Board of Directors pursuant to applicable law and Regulations.

9.	Transferability.

a.	Except as set forth herein, a Holder may not transfer Stock to any other person or entity.

b.	A Holder may transfer at par value the Excess Stock held by that Holder to a Member that is Affiliated with that Holder.

c.	In the event of a merger or consolidation of two or more Members, the Stock of the disappearing Member or Members may be transferred at par value to the surviving or consolidated Member.

d.

Notwithstanding any other provision of this Capital Plan, (i) in the event of a proposed merger of a Member into a non-Member in which the non-Member will be the successor institution, a Member, prior to such proposed merger and with the prior approval of the Bank, may transfer its Activity-Based Member Stock Purchase Requirement, together with the rights and obligations associated with the related Advances and/or Mortgage Purchase Program activities, to a Member that is Affiliated with either the merging Member or the merging non-Member, and (ii) in the event of a merger of a Member into a non-Member in which the non-Member will be the successor institution, the successor non-Member, following such proposed merger and with the prior approval of the Bank, may transfer the Activity-Based Member Stock Purchase Requirement that it has assumed by virtue of the merger with the Member, together with the rights and obligations associated with the related Advances and/or Mortgage Purchase Program activities, to a Member that is Affiliated with the successor non-Member. In addition, any such successor non-Member that holds Stock shall, if requested to do so by the Bank in its discretion, transfer the Activity-Based Member Stock Purchase Requirement that it has assumed by virtue of the merger with the Member, together with the rights and obligations associated with the related Advances and/or Mortgage Purchase Program activities, to a Member that is Affiliated with the successor non-Member, and said transfer must take place no later than 60 days following the request from the Bank. Upon the transfer of Stock pursuant to the preceding d(ii) hereof, the stock redemption period that became applicable to any such Stock by virtue of the merger of the Member into the successor non-Member shall be deemed to be cancelled and inapplicable, as of the date of the transfer of Stock to the successor non-Member pursuant to d(ii) hereof, and the Bank, in its discretion, may impose a cancellation fee in accordance with the amounts set forth in Section IV(B)(7)(d). The Activity-Based Member Stock Purchase Requirement of any Member or non-Member that has been transferred pursuant to this Section shall terminate with respect to the transferor as of the effective date of the transfer.

e.	For purposes of this Section IV(B)(9), the term “Affiliated” means to control, to be controlled by, or to be under common control with.

f.	Each transferor shall give the Bank at least 30 days prior notice of any transfer it intends to make pursuant to this Section, unless this prior notice requirement is waived by the Bank.

g.	All transfers permitted by this Section shall: (1) be subject to applicable law and Regulations, and the prior approval of the Bank, (2) be subject to the terms, limits and conditions set forth in this Capital Plan, including without limitation the applicable provisions of Section IV(C), and (3) be transferred at par value.

C.	Exchange of Ownership.

1.	Consolidation of Members. Upon a merger or consolidation of two or more Members, the Total Stock Purchase Requirement will be calculated for the surviving or consolidated institution using data as of the effective date of the merger or consolidation. Excess Stock, if any, of the surviving or consolidated institution will be subject to the other terms and conditions set forth in this Capital Plan.

2.	Withdrawals and Terminations of Membership.

a.	Law and Regulations. All withdrawals and terminations of Membership shall be subject to applicable law and Regulations.

b.

Disposition of capital of a terminated Member. In the event that a Member withdraws from Membership or has had its Membership terminated and on the effective date of such withdrawal or termination remains indebted to the Bank or has outstanding business transactions with the Bank, the Bank shall not redeem or repurchase any Stock that is required by any Activity Based Member Stock Purchase Requirement of such Member, in accordance with the provisions hereof, until such indebtedness and business transactions have been extinguished or settled, including any fees relating to the prepayment of Advances.

c.	Stock redemption notices of a terminated Member.

i.	Voluntary withdrawal of Membership. The receipt by the Bank of a Member’s notice of withdrawal of Membership shall commence the redemption period of all Stock held by that Member that is not already subject to a pending request for redemption. In the case of an institution the Membership of which has been terminated as a result of a merger or consolidation into a nonmember or into a member of another Federal Home Loan Bank, the applicable stock redemption period for any Stock that is not subject to a pending notice of redemption shall be deemed to commence on the date on which the charter of the Member is cancelled.

ii.	Involuntary termination of Membership. In the event of an involuntary termination of a Member’s Membership, the redemption period for all Stock owned by the Member and not already subject to a pending request for redemption, shall commence on the date that the Bank terminates the institution’s Membership.